2005 DRILLING PROGRAM COMPLETED ON CALEDONIA’S MULONGA PLAIN JOINT VENTURE

Toronto, Ontario – November 18, 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) and its joint venture partner Motapa Diamonds Inc. (“Motapa”) (TSX-V: MTP) announce completion of the 2005 drill program on the Mulonga Plain joint venture in western Zambia.

Ten, out of an original 11, airborne gravity and magnetic targets were tested in the program, one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes.  Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling. The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.

Core samples from this drill program are enroute to Cape Town for kimberlite indicator mineral recovery and analysis. These results are anticipated in late January 2006 and will be used to formulate plans for ongoing work on the easternmost prospective region of the Mulonga Plain anomaly.

Commenting on the results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.”

In western Zambia, Caledonia has a 40% interest in three prospecting licenses covering approximately 3.3 million hectares. These licenses collectively make up the Mulonga Plain Joint Venture. Motapa is the joint venture partner and operator on the property. Motapa has rights to earn an additional 15% participating interest by continuing to fund Caledonia’s share through to completion of a feasibility study.

Maps showing the location of the property are available on the Caledonia website at: www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452